DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 29, 2008

File #82-627

[redacted]

08004133

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated July 29, 2008

Enclosed is a copy of our News Release dated July 29, 2008 for your records.

Please call our office if you have any questions.

RECEIVED
2008 AUG 11 A 8:10

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

PROCESSED
AUG 12 2008
THOMSON REUTERS

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 29, 2008 For Immediate Release

**DENTONIA CLOSES $390,000 NON BROKERED PRIVATE PLACEMENT**

Dentonia Resources Ltd. ("Dentonia") has completed a non-brokered private placement of 7,800,000 units at a price of $0.05 per unit for a gross proceeds of $390,000, providing Dentonia with $50,000 flow-through funds and $340,000 non-flow-through funds.

Each unit consists of one common share and ½ share purchase warrant. Each whole share purchase warrant is exercisable for an additional non-flow through common share at 10¢ for the first year and 15¢ for the second year, expiring on July 23, 2010.

All securities issued under this private placement are subject to a four month hold period, expiring on November 23, 2008.

No finder's fee, commission, or any other compensation has been paid or is payable.

In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.50 per share for a period of 20 consecutive trading days at any time after four months and one day after the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

Funds realized will primarily be used to pay off the outstanding debts incurred from the drilling of the Lennac Lake project, and for general corporate purposes, contribute to the WO Diamond Project at Lac de Gras, NWT and the investigation of new projects.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic, President



END